

July 12, 2023

Mark A. Michel
Chief Executive Officer
Integrated Rail and Resources Acquisition Corp.
400 W. Morse Boulevard, Suite 220
Winter Park, FL 32789

> **Re: Integrated Rail and Resources Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2023**
> **File No. 001-41048**

Dear Mark A. Michel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward P. Bromley III, Esq.